UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-SB/A
Amendment no. 2

General Form for Registration of Securities of Small Business Issuers
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

PALOMA ENTERPRISES, INC.
(Exact name of small business issuer as specified in its charter)

NEVADA	applied for
(State of incorporation)	(IRS Employer ID Number)

657 Palomar St. Ste. J, Chula Vista, CA, 91911
(Address of principal executive offices) (Zip Code)

(619) 585 3605
(Registrant's telephone number)

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class To be registered	Name of each exchange on which each class is to be registered
Common	NASDAQ Over the Counter Bulletin Board

PALOMA ENTERPRISES, INC.

PART I

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements contained in this Form 10-SB, other than statements of historical facts, that address future activities, events or developments are forward-looking statements, including, but not limited to, statements containing the words "believe," "anticipate," "expect" and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results will conform to the expectations and predictions of management is subject to a number of risks and uncertainties that may cause actual results to differ materially.

Such risks include, among others, the following: international, national and local general economic and market conditions: our ability to sustain, manage or forecast our growth; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this and previous filings.

Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business operations.

As used in this Form 10-SB, unless the context requires otherwise, "we" or "us" or the "Company" means Paloma Enterprises, Inc.

ITEM 1           DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Paloma Enterprises, Inc. (“Paloma”; “Paloma Enterprises”; the “Company”) was incorporated on August 11, 2005 under the laws of the State of Nevada. The Company has its registered office in Carson City, Nevada, and maintains a business office in Chula Vista, California.

On October 31 2005, the Company entered into an agreement to purchase a party rental company in Chula Vista called Party Production Rentals, Inc. (“Party Production”), which was formed under the laws of the State of California on November 23, 2004.

Under the terms of the Agreement, Paloma issued 5, 000,000 shares to the sole shareholder of Party Production at a deemed price of $0.001 per share (for $5,000) A further 10,000,000 shares were delivered on August 1, 2006 (the “Closing”), at a deemed price of $0.001 per share (for $10,000) for a total of$15,000.

Party Production is wholly-owned subsidiary that employs the executives and staff who oversee the day-to-day operations of the Company’s business.

Paloma Enterprises has not been involved in any bankruptcy, receivership, or similar proceeding. The Company has not undergone any material reclassification, merger,

consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

BUSINESS OF ISSUER

Paloma Enterprises, through its subsidiary Party Productions, is a full service party rental company.

Management of the Company has been serving clients since November 2004 as Party Productions., and most recently, through Paloma Enterprises since October of 2005. Party Productions started in August of 1996 as a sole proprietorship at 657 Palomar St Ste J, Chula Vista, CA 91911. The Company still occupies this location and conducts all of its business at this address.

In January 2005, the Company started an e-commerce website to integrate the brick-and-mortar store products and services with a convenient online presence. The Company’s Uniform Resource Locator (URL) for its ecommerce website is: www.partyproductionrentals.com.

PRODUCTS AND SERVICES

Party Production inventories a large amount of party supplies. With access to this inventory, our party planners can arrange weddings, events and large gatherings for crowds both small (50 – 100 guests) and large (500 – 1000 guests). Products that we offer include,

--- Beverage Service. As a part of our beverage service, we offer our customers the choice of a champagne fountain, coffee makers, thermal beverage containers, punch bowls, champagne buckets, and bar equipment.

--- Canopies and tenting. We provide frame tents, of various sizes, that have sidewalls, with or without windows, and lighting for any occasion.

--- Tables and Chairs. Also available for rent are tables of various sizes and varieties. Customers can chose from banquet tables, round tables, serpentine tables, or even kid’s tables. We provide folding chairs, wooden folding chairs, Chiavarris, wicker chairs, kid’s chairs, and bar stools.

--- China, Flatware, and Glasses. We offer clients a broad selection of china, flatware and glassware to accommodate customers who are hosting a special event such as a rehearsal dinner, wedding reception, or holiday dinner party. For customers desiring to rent china for their party or special event we have many selections available. Among the selections offered are white pattern, white and silver band, and ivory with gold band. To fully furnish the dinner place setting we offer flatware and glasses such wine glasses, water goblets, and assorted cocktail glasses.

--- Serving and Catering. For serving dinners, we offer bowls, chafing dishes, serving trays, and pitchers.

--- Linens. Table clothes are available to rent along with table drapes, napkins, aisle runners and chair covers. Our selection includes multiples sizes and colors to fit the specific needs of the customer.

--- Concessions and Party Equipment. We also offer specialized equipment for different party themes. For instance, we carry cotton candy machines, hot dog machines, snow cone machines, and popcorn machines. We also rent out karaoke machines, fogging machines, dance floors and staging.

--- Outdoor Equipment. For outdoor events, we rent out umbrellas, barbeque grills, and heaters.

--- Wedding Accessories. We provide arches, kneeling benches, candelabras, and Cinderella Balls for weddings.

The Company expands its service offerings and product line continuously, as customer feedback and requests dictate changing trends. All products we add become part of our rental inventory and are stored by us at our warehouse.

MARKETING

At present, our target market consists of the San Diego and Southern California urban markets. We plan to use the Internet and a number of web based advertising and marketing strategies to grow our client base market and to reach to new clients in the San Diego and Southern California area, other large Southern California urban centers, as well as Las Vegas, Nevada.

The Company markets its services through traditional print advertising such as phone book and yellow pages listings. The Company plans to markets its services in the future through traditional print advertising, trade journals and magazines. The Company will also use its full service website (www.partyproductionrentals.com) to advertise to and inform clients about new products and services. We plan to market our services via the Internet through search engine optimization and the implementation of affiliate advertising and banner advertising.

Our website has been functional since January 2005. The Company’s website now plays an integral and expanding role in the efficiency of how the Company does business. In March 2005, Internet sales accounted for 0.6%, and in April 2005, they increased to 4.6%, and have grown steadily since. We drive website traffic to our site by using affiliate advertising and banner advertising, through links on associated websites for parties and rental equipment.

--- Marketing Mediums: The list below reflects the marketing mediums we will deploy over the next five years in order of importance and feasibility. Our goal is to allocate a marketing budget to the mediums we believe, over time, to be the most effective.

--- Marketing Promotion: Management intends to continue developing a marketing and promotion strategy to build Paloma’s brand, grow the Company’s client base, and promote client loyalty and client retention. These activities include both offline and online advertising:

--- Online affiliate program: The Company intends to establish an affiliate program and other initiatives aimed at increasing traffic and supporting the brand development. Under the proposed affiliate program, the Company would pay registered affiliates referral fees for sales generated via their links to the Company's Web site.

--- Online direct marketing: As the customer base grows, management will have an opportunity to collect significant data about the Company's customers. With our clients’ permission, management intends to maximize the value of this information by delivering meaningful information and special offers to customers via e-mail and other means. In addition, management intends to publish an online newsletter delivered by e-mail to subscribers in which will be highlighted important industry news and developments.

--- Offline advertising: The Company intends to use offline advertising to promote the Company’s brand through offline advertising. The Company employs offline advertising to promote both brand and specific merchandising opportunities. The Company's plan is to focus these efforts on print advertisements in trade journals and trade shows that cater to the special events industries, such as food, catering, wedding planning and wedding services. As revenues ramp up, management plans to continue to utilize additional forms of traditional offline advertising, such as television, radio, magazines, outdoor advertising and direct mail, in order to continue building our brand recognition.

--- Independent Sales Organizations: The Company intends to generate new merchant accounts by contracting independent sales organizations. This marketing effort will be coordinated through the central office of the Company.

--- Marketing Mediums: The list below reflects the marketing mediums we will deploy over the next five years in order of importance and feasibility. Our goal is to allocate a marketing budget to the mediums we believe, over time, to be the most effective.

Online:

  Search Engine Optimization (SEO): The Company intends to optimize our website with the latest SEO strategies to ensure top keyword positioning in popular search engines such as Google, Yahoo, and MSN. The Company has signed an agreement wih Carrera E –Commerce to enhance its website presence.

  Search Engine Optimization, also known as SEO, is the art and science of making web pages attractive to the search engines. The better optimized the page is, the higher a ranking it will achieve in search engine result listings. This is especially critical because most people who use search engines only look at the first page or two of the search results, so for a page to get high traffic from a search engine, it has to be listed in those first two pages. Search engine optimization focuses on techniques such as making sure that each web page has appropriate title tags and meta tags, and that the keyword or key phrases for the page are distributed throughout the content in a way that the particular search engine will like.

  One of the benefits of the websites contribution to lowering costs can be attributed to the fact that over 80% of web site orders are placed when the office is closed.

  Pay-per-click: Management intends to obtain pay-per-click (PPC) agreements with major Internet content and service providers. The Company will deploy a PPC marketing strategy through the main search engines, such as Overture, Google, Yahoo, and MSN. PPC advertising gives the Company the possibility of having its adverts appear on the Search Engine results pages when browsers initiate search preferences. Payment is then made every time someone clicks on the link in the advert which takes them through to the advertiser's website.

  Website Banner Ads: The Company will place banner ads with websites that merchants in targeted industries. Banner Ads incorporate graphics that are placed on different websites for a fee. The fee is usually based on the number of times the ad will be seen.

Offline:

  Word-of-Mouth: The Company expects that current business relationships will generate leads via word-of-mouth.

  Sales Letters: The Company intends to mail sales letters to key decision-makers. We will start with current relationships to generate word-of-mouth leads and referrals.

  Trade Shows: The Company will attend industry specific trade shows to promote its products and services.

  Co-Branding: The Company will create alliances with organizations to bundle and promote the Company’s gateway services.

  Trade Publication Ads: The Company will strategically place advertising in publications that are targeted at retail merchants.

  Newspaper Ads: The Company will strategically place advertising in local and national newspapers.

We have an existing database of 800 potential contacts . With an industry standard success ratio of 10% with direct mail and follow up calls, we plan to add eighty new clients. The anticipated cost of the plan is $500 for each mailer. We plan on doing one mailer every three months.

The following are the key elements and tactics of our long-term business development strategy:

--- Improve our product offerings: To compete effectively, and expand our market share, the Company must continually develop and introduce new products and service enhancements that reflect new trends. We plan to improve and expand our service offerings on an ongoing basis through acquisitions of complementary product lines, the introduction of new services, and our internal research and development efforts.

--- Expand our operations: Management believes there is a significant opportunity to grow our business in the San Diego and Southern California markets through our Internet site and direct mail drops (campaigns).

--- Leverage strategic partnerships: Management intends to build and strengthen strategic partnerships so that our partner companies will recommend our rental party products special event services. We intend to fully support their efforts to maximize sales and plan to continue to recruit new companies as partners.

COMPETITION

Party Production Rentals has definite brand recognition and loyalty in the local area as repeat business accounts for over 65% of sales. The Company, however, operates in a highly competitive market. The Company competes with a variety of smaller and larger rental companies and retailers, including single owner-operated party equipment supplies stores, specialty party supplies stores, warehouse/ merchandise clubs, designated departments in drug stores, general mass merchandisers, supermarkets and department stores of local, regional and national chains and catalog and Internet merchandisers.

The names of our principal competitors with websites are Raphaels (http://www.raphaels.com/), Classic Party Rentals (http://www.classicpartyrentals.com/), San Diego Party Rentals (http://www.sdpartyrentals.signonsandiego.com/) and ABC Party Rentals (http://www.abcpartyrental.com/). These companies compete with us primarily through their web presence. All of our competitors have a higher web profile than we do and many of our competitors in our markets have greater financial resources than we do.

SOURCES AND AVAILABILITY OF RAW MATERIALS AND PRINCIPAL SUPPLIERS

Paloma is not dependent on the availability raw materials. As such, we do not need to purchase raw materials for the successful operation of our business. At present, we rely on a number of suppliers so we may procure specific product lines. In the event that we lose one or more suppliers, we believe that the potential disruption to our business would be short lived, as there are many companies that we can use to obtain products from on favorable terms, and because we have established a credible credit history with our suppliers. As such, we do not feel that a disruption in our supply chain would seriously harm our business and operating results over the long-term, but could be problematic over the short-term (potentially four to six weeks in duration, until a new supplier is or new suppliers are found).

CUSTOMERS

The Company has a broad and growing base of clients and does not face substantial risk due to a concentration of business that is generated by a small number of clients. The Company recognizes that the challenges relevant to building a broader, larger clientele are formidable. The Company plans to execute a comprehensive marketing and sales strategy to build its client base.

GOVERNMENT APPROVAL & GOVERNMENT REGULATION

The Company is not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally and directly applicable to online commerce. The Company is not currently subject to direct regulation by any governmental agency other than laws and regulations generally applicable to businesses. Paloma Enterprises promotes best practices and ethical business conduct in relation to the Company’s corporate culture and its day-to-day operations.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

Paloma Enterprises is not impacted by the costs and effects of compliance with environmental laws, other than the laws and regulations generally applicable to businesses. Paloma Enterprises operates with a high level of respect for and promotes the protection of the environment, and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

EMPLOYEES

The number of individuals employed by us as of December 31, 2005, was seven (7) fulltime employees. All employees work at our principal location, 657 Palomar St Ste J, Chula Vista, CA 91911.

Over the next twelve months, we will be hiring two (2) fulltime Customers Service representatives (CSRs).

REPORTS TO SECURITY HOLDERS

You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 100 F Street, NE, Room 1580, Washington, DC 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.

RISK FACTORS

FACTORS AFFECTING OPERATING RESULTS, LIQUIDITY AND CAPITAL RESOURCES; RISKS RELATED TO OUR BUSINESS; FACTORS THAT MAY AFFECT FUTURE RESULTS AND THE MARKET PRICE OF OUR STOCK:

WE OPERATE IN A RAPIDLY CHANGING ENVIRONMENT THAT INVOLVES NUMEROUS RISKS, SOME OF WHICH ARE BEYOND OUR CONTROL. THE FOLLOWING DISCUSSION HIGHLIGHTS THESE RISKS.

A.            RISKS RELATED TO OUR BUSINESS

--- COMPETITORS HAVE LONGER OPERATING HISTORIES. Many of the Company's current and potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than does the Company. Many of these current and potential competitors can devote substantially more resources to the development of their business operations than the Company can at present. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with other established competitors.

--- INABILITY TO BUILD AWARENESS OF THE RECOGNITION OF OUR BRAND MAY PROHIBIT THE COMPANY FROM COMPETING EFFECTIVELY AGAINST COMPETITORS WHO HAVE GREATER NAME RECOGNITION. SALES COULD BE ADVERSELY AFFECTED. If the Company is unable to achieve or maintain a leading position in positioning of its products and services, or to promote and maintain its brand and its business, results of operations and financial condition could suffer. Management believes that the importance of brand recognition will increase as more companies utilize and market their services over the Internet. Development and awareness of our brand will depend largely on the Company's success in increasing its customer base. In order to attract and retain customers and to promote and maintain its brand in response to competitive pressures, management plans to increase the Company's marketing and advertising activities and otherwise to increase substantially its commitment to creating and maintaining brand loyalty. (For greater details regarding principal markets and distribution methods, please see "MARKETING” above.)

--- THE FAILURE TO IMPROVE OUR PRODUCTS AND SERVICES OR TO OFFER NEW PRODUCTS AND SERVICES COULD CAUSE US TO LOSE CUSTOMERS. Our industry experiences changes in preference and trend on a regular basis (yearly). Our success depends on our ability to improve our existing products and services and to develop and market new products and services. The costs and expenses associated with such an effort could be significant to us. There is no assurance that we will be able to find the funds necessary to improve our existing products and services or that if such funds are available that we can do so successfully. Our failure to improve the products and services we offer our customers or any delay in providing such products and services could cause us to lose customers to our competitors. Loss of customers could have a material adverse effect on Paloma Enterprises.

--- WE ARE RELIANT UPON OUR MANAGEMENT TO BE SUCCESSFUL. The rapid execution necessary for us to fully exploit the market for our products and services requires an effective planning and management process. Our growth is expected to continue to place a significant strain on our managerial, operational and financial resources. Our ability to manage our growth effectively will require us to continue to implement and improve our operational, financial and management information systems and to attract, identify, train, integrate and retain qualified personnel. These demands may require the addition of new management personnel and the development of additional expertise by existing management. Our success depends to a significant extent on the ability of our officers to operate effectively, both independently and as a group.

--- WE DEPEND ON THE GROWTH OF OUR CUSTOMER BASE AND INCREASED BUSINESS FROM OUR CURRENT CUSTOMERS. Our success is substantially dependent on the continued growth of our customer base. If we fail to increase our customer base, our business and operating results would be seriously harmed. Our ability to attract new customers will depend on a variety of factors, including the reliability, security, scalability and cost-effectiveness of our products and services, as well as our ability to effectively market our products and services. If we fail to generate repeat and expanded business from our current customers, our business and operating results would be seriously harmed.

B.            RISKS RELATED TO OUR INDUSTRY

--- HIGHLY COMPETITIVE INDUSTRY. The catering and party supply industry is highly competitive. Many small and large companies compete with us. Many of our competitors have substantially greater capital resources than does Paloma Enterprises. To be successful, the Company must offer the highest quality products and services. If we fail to recognize and respond to changing trends in our industry, to offer new products that are in demand, our business and our ability to conduct our operations in the future could be seriously impaired.

--- WE FACE COMPETITION FROM OTHER ORGANIZATIONS AND COMPANIES THAT PROVIDE PRODUCTS AND SERVICES SIMILAR TO OURS. The market for party rental products and services is intensely competitive. Since there are no substantial barriers to entry, we expect competition in these markets to intensify. We believe that the principal competitive factors in these markets are name recognition, reputation for quality products and services, and price competitiveness. Our existing competitors, as well as a number of potential new competitors, may have longer operating histories, greater name recognition, larger customer bases and databases and significantly greater financial and marketing resources. Such competitors may be able to undertake more extensive marketing campaigns and make more attractive offers to potential employees. Further, there can be no assurance that our competitors will not develop services that are equal or superior to ours or that achieve greater market acceptance than our offerings. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

--- THERE CAN BE NO ASSURANCE THAT ANY NEW PRODUCTS AND SERVICES WE INTRODUCE WILL ACHIEVE SIGNIFICANT MARKET ACCEPTANCE OR WILL GENERATE SIGNIFICANT REVENUE. To obtain a competitive position, we must enhance and improve existing services and continue to introduce new products and services to achieve market acceptance. Our inability or failure to successfully enhance and improve our services in a timely manner, and position and/or price our services could have a material adverse effect on our business, results of operations or financial position.

--- OUR PRICING FOR OUR RENTAL PRODUCTS AND OUR SERVICES MAY NOT BE CONDUCIVE TO CONTINUED USE. Intense competition in the various markets in which we compete may put pressure on us to reduce prices on our services. Changes in the customer's use of our services could also result in lower revenues if our pricing model is not adapted to such usage. Any such price reductions and resulting lower license revenues could have a material adverse effect on our business, results of operations, or financial position, if we cannot offset these price reductions with a corresponding increase in client transaction volumes or lower spending.

--- INVOLVEMENT IN LITIGATION COULD HARM OUR BUSINESS. We are not currently involved in any lawsuits arising from the ordinary course of business. The cost to us for the fees and expenses to defend a lawsuit could have a material adverse effect on our financial condition, results of operations or cash flow. In addition, there can be no assurance that we will not at some time in the future experience significant liability in connection to a lawsuit.

C.             RISKS RELATED TO SECURITIES MARKETS AND RISKS ASSOCIATED WITH OUR COMMON STOCK

--- THE OPERATING RESULTS ARE DIFFICULT TO PREDICT. Management expects both quarterly and annual operating results to fluctuate significantly in the future. Factors that may harm the business or cause the operating results to fluctuate include the following: the inability to obtain new clients at a reasonable cost; decreases in the number of clients; the ability of competitors to offer superior products and services; price competition; the failure to develop marketing relationships with key business partners; increases in the cost of online or offline advertising; the amount and timing of operating costs and capital expenditures relating to expansion of operations. Any change in one or more of these factors could reduce gross margins in future periods. Our stock is not publicly traded on a securities market at this time and may not be in the future.

--- IF WE NEED TO SELL OR ISSUE ADDITIONAL SHARES OF COMMON STOCK OR ASSUME ADDITIONAL DEBT TO FINANCE FUTURE GROWTH, OUR STOCKHOLDERS' OWNERSHIP COULD BE DILUTED OR OUR EARNINGS COULD BE ADVERSELY IMPACTED. Our business strategy may include expansion through internal growth, by acquiring complementary businesses, or by establishing strategic relationships with other financial organizations. In order to do so, to fund other activities, we may issue additional equity securities that could dilute our stockholders' stock ownership. We may also assume debt and incur impairment losses related to goodwill and other tangible assets if we acquire another company and this could negatively impact our results of operations.

--- WE HAVE ADOPTED A NUMBER OF ANTI-TAKEOVER MEASURES THAT MAY DEPRESS THE PRICE OF OUR COMMON STOCK. Our rights agreement, our ability to issue additional shares of preferred stock and some provisions of our articles of incorporation and bylaws could make it more difficult for a third party to make an unsolicited takeover attempt of us. These anti-takeover measures may depress the price of our common stock by making it more difficult for third parties to acquire us by offering to purchase shares of our stock at a premium to its market price.

--- WE HAVE NOT PAID AND DO NOT CURRENTLY PLAN TO PAY DIVIDENDS. Some investors favor companies that pay dividends. We have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth, and we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. Because we do not currently plan to pay dividends, your return on this investment likely depends on selling our stock at a profit. There is no assurance, however, that you will ever be able to sell this stock. Furthermore, If you are able to sell this stock there is no assurance that you will be able to sell the stock at a profit.

--- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK. We are currently not exposed to any significant financial market risks from changes in foreign currency exchange rates or changes in interest rates and do not use derivative financial instruments. All of our revenue and capital spending is transacted in U.S. dollars. However, in the future, we may enter into transactions in other currencies. An adverse change in exchange rates would result in a decline in income before taxes, assuming that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or foreign currency sales price as competitors' products become more or less attractive.

--- SHARES OF OUR COMMON STOCK MAY BE "PENNY STOCKS”. At all times when the current market price per share of our common stock is less than $5.00, our shares of common stock will be considered "penny stocks" as defined in the Securities Exchange Act of 1934, as amended. As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of our common stock being issued under this prospectus. In addition, the penny stock rules adopted by the Securities and Exchange Commission under the Exchange Act would subject the sale of shares of our common stock to regulations which impose sales practice requirements on broker-dealers. For example, broker-dealers selling penny stocks must, prior to effecting the transaction, provide their customers with a document which discloses the risks of investing in penny stocks.

Furthermore, if the person purchasing penny stocks is someone other than an accredited investor, as defined in the Securities Act, or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in penny stocks. Accordingly, the SEC's rules may limit the number of potential purchasers of shares of our common stock. Moreover, various state securities laws impose restrictions on transferring penny stocks, and, as a result, investors in our common stock may have their ability to sell their shares impaired.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which (i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws; (iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

ITEM 2            MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this statement. In addition to the historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties.

Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this statement.

Results Of Operations

In the notes to the financial statements, our auditors have included a note regarding our ability to continue as a going concern. The financial statements included in this registration statement have been prepared assuming that we will be able to continue as a going concern. The reason for the going concern comment is that we have a net loss $48,219 on revenues of $285,926 and expenses of $334,145 for the period from August 11, 2005 (inception) to December 31, 2005.

Revenue increased by $52, 510 from Dec 31, 2004 to Dec 31, 2005. The reason for increased revenue is mainly attributable to an increase of sales through our web channels and we acquired more consistent orders from contractors who have been using Paloma in turn to subcontract orders.

Net income for the period ended December 31, 2004 was a loss of $13,253 (as Party Productions Inc, sole proprietorship) and for the period ended December 31, 2005 was a loss of $48,219 (as Paloma Enterprises Inc.) This was an increased loss over the year of $34,966. The reason for the increased loss is mainly attributable to an increase in our Total Expenses of $87,476. In particular, our Depreciation expense increased by 15,655 as this expense includes the depreciation from its subsidiary and predecessor, Party Production Inc. As well, we had $34,585 in leases in the period from Dec 31, 2004 to December 31, 2005 that were not present prior to December 31, 2004. Finally, we had increased Operating Expenses of $33,585 for the period ended December 31, 2005 over the period ended December 31, 2004. The increased operating expenses were a result of servicing our increased revenue.

Plan of Operations

Over the next twelve months, the Company will continue to operate Paloma Enterprises’ ongoing rental business. The Company plans to focus on its core business over the next twelve months and is not planning to undertake new projects or alter its business approach. At the present time, we have sufficient cash on hand to maintain our operations for the next twelve months.

The Company will continue to buy its linens from Ben Textiles, have the linens sewn in Mexico by Julio Rivera, an independent contractor , and continue to have them washed under our current arrangement with GBS Linens. The actual cost for manufacturing the linens is only a few dollars more than the rental charge. As a result, we believe that we will be able to grow our inventory quickly.

Management believe that the linens rental market is a strong and untapped commercial opportunity in both San Diego and Southern California. Our focus will be supplying caterers, wedding coordinators and also other party stores with overnight delivery of linens for special events; a service that can be booked online. No competitor currently has control of the market for shipping linens overnight to catering events. Clients throughout the United States will be able to use our website at www.partyproductionrentals.com to order linens for their special events. Because we are based in San Diego, it will be cheaper for potential new clients in the surrounding Southern California area to sub-rent from Party Production Rentals, rather than sub-rent from our competitors in Orange County, who would have significantly higher transportation costs to service this area.

We also plan to begin a marketing campaign that is focused on improving the functionality of our website and our web sales and marketing results. We plan to utilize leading edge SEO (Search Engine Optimization) strategies with the guidance and consultation from Carerra E-commerce. We have a signed agreement with Carrera E-commerce to set up and maintain a Search Engine Optimization program designed to have Party Production achieve high rankings among the top search engines.

We will be adding two fulltime Customers Service representatives (CSRs). They will be in charge of answering customer inquires and mail merging information as part of our mail campaign. Our CSRs will be assisting current staff and promoting sales through telemarketing activities to potential new clients, as well as existing clients. The anticipated cost of the new staff is $1500 a month for each CSR. The Company has no plans to hire additional staff in addition to the two CSPs.

We will continue to build our network of caterers, florists, banquet halls and wedding planners. We have an existing database of 800 potential contacts.. With an industry standard success ratio of 10% with direct mail and follow up calls, we plan to add eighty new clients. The anticipated cost of the plan is $500 for each mailer. We plan on doing one mailer every three months.

Liquidity And Capital Resources
Since the date of our incorporation on August 11, 2005, we have raised $6,000 from the sale of 6,000,000 of our common shares through a private placement. As of the year ended December 31, 2005, net cash used in operating activities was $11,051.

As of December 31, 2005, the Company’s assets were composed of $17,298 in cash and cash equivalents and $89,776 in vehicles and equipment.

Income represents all of the company’s revenue less all its expenses in the period incurred. The Company has, as of December 31, 2005 generated revenues for $285,926.

The liabilities of the Company include a) payments to be made in 2006 through 2008 for the lease on a truck. The balance remaining on the lease of the truck is $4,791.85 as of December 19, 2006. The monthly payments for the lease of the truck are $345.66 and include interest charged at a rate of 18.99%. The Company will pay these monthly payments until February 2008. b) Payments towards a line of credit with Washington Mutual. The balance on the line of credit as of December 19, 2006 is $8,642.11. Interest payable on the line of credit is at 12.25% and the Company will continue to make, at minimum, the monthly interest charge. The limit of the line of Credit is $11,000. c) Accounts Payable: A loan from the Director for $19,213. The loan is unsecured and is at an interest rate of 0%. The Director has set no other conditions or payment schedule for the repayment of the loan.

On August 01, 2006 completed the transfer of 10,000,000 as per the Share Exchange Agreement filed as an exhibit.

ITEM 3            DESCRIPTION OF PROPERTY.

The Company’s offices are located at 657 Palomar St. Ste J, Chula Vista, CA 91911. This space is utilized for the Company’s office and warehouse needs. The space is leased from Palomar Industrial Center at a rate of $2,703 per month for the term of the year long lease., A three-year extension was signed which began on September 2005 and runs until August 2008. The warehouse is 3148 square feet. The lease payments remain at $2,703 per month, subject to a 2% per annum price increase as described in the lease agreement filed as an exhibit. ..

The Company has $14,776 equity in vehicles which includes complete ownership of 1999 GMC cube van and the lease payments made towards a second delivery vehicle.

Other property includes $75,000 in Party Rental supplies, which comprises the entirety of the Company’s rental inventory.

ITEM 4            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock:

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Abbie Zands 657 Palomar St. Ste J Chula Vista, CA 91911	15,000,000 common	71.4%

(b) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each director and executive officer of the Company.

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Abbie Zands 657 Palomar St. Ste J Chula Vista, CA 91911	15, 000,000 common	71.4.5%

ITEM 5            DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The Company's directors and executive officers are as follows:

Abbie Zands, Director, President, Secretary

Mr. Zands graduated from San Diego State University in 1989 with a degree in International Commerce. In 1989, he became CEO of A to Z Linens, and served in that capacity until 1994. From 1994 unto the present, Mr. Zands has operated Party Productions Rentals.

INVOLVEMENT IN CERTAIN MATERIAL LEGAL PROCEEDINGS DURING THE PAST FIVE YEARS

(1)	No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations or is subject to any pending criminal proceeding.
(2)

No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3)

No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4)	No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

ITEM 6            EXECUTIVE COMPENSATION.

The following table sets forth the remuneration of our sole director and officer for the period from inception through 12/31/05:

NAME OF INDIVIDUAL	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	AGGREGATE REMUNERATION
Abbie Zands	N/A	-0-

ITEM 7            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In conjunction with the purchase of Party Production Rentals, Inc., the Company issued 5,000,000 shares to Abbie Zands, the sole shareholder of Party Production Rentals, Inc. and sole officer and director of the Company. The Company issued an additional 10,000,000 shares upon the Closing of the acquisition of Party Production Rentals Inc. on August 01, 2006 The business reason for the Company agreeing to issue the additional 10,000,000 shares to Mr. Zands upon the closing of the acquisition of Party Production Rentals, Inc. in August of 2006 was to allow the Company to determine if Party Productions Inc could be audited.

ITEM 8            DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 75,000,000 shares of common stock, par value $0.001 per share, of which there are 21,000,000 shares issued and outstanding. The following summarizes the important provisions of the Company's capital stock.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders; have no preemptive rights; have no conversion or redemption rights or sinking fund; do not have cumulative voting rights; and share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends.

TRANSFER AGENT

Our independent stock transfer agent is West Coast Stock Transfer, located in Vancouver, British Columbia, Canada. Their mailing address and telephone number is: 850 W. Hastings, Suite 311, Vancouver, BC V6C 1E1; (604)-682-2556.

PART II

ITEM 1            MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market information

There is no public trading market for the Company’s shares.

Holder

There are currently twelve (12) shareholders of common stock of the Company.

Dividends

The Company has never paid cash dividends on common stock, and does not expect to pay such dividends in the foreseeable future.

ITEM 2            LEGAL PROCEEDINGS

The Company is not a party to any legal proceeding. No property of the Company is the subject of a pending legal proceeding.

ITEM 3            CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There has been no change in or disagreements with Accountants.

ITEM 4            RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

We issued 5,000,000 shares of common stock on Oct. 31, 2005 to Mr. Abbie Zands at a price of $0.001 per share, for total proceeds of $5,000. We issued a further 10,000,000 to Mr. Zands on August 01, 2006 as per the conditions of the acquisition of Party Productions, Inc. Mr. Zands is our sole director and our president, secretary, treasurer and chief executive officer. These shares were issued pursuant to Section 4(2) of the Securities Act. The 15, 000,000 shares of common stock are restricted shares as defined in the Securities Act. This issuance was made to Mr. Zands who is a sophisticated investor and as a promoter of our company since our inception, was in a position of access to relevant and material information regarding our operations.

We completed an offering of 6,000,000 shares of our common stock at a price of $0.001 per share to a total of 11 purchasers known to our director from September to December 2005. The total amount we received from this offering was $6,000. We completed the offering pursuant to Regulation S of the Securities Act. Each purchaser represented to us that they were a non-US person as defined in

Regulation S. We did not engage in a distribution of this offering in the United States. Each purchaser represented his intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends were affixed to the stock certificate issued to each purchaser in accordance with Regulation S. Each investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

Name of Shareholder	Investment Date	Type	Amount
ABBIE ZANDS	October 2005 August 2006	Common Common	5,000,000 10,000,00
NICOLE CHIALA	September 2005	Common	500,000
THEO CHOLEVAS	September 2005	Common	500,000
JAN ZANDS	October 2005	Common	500,000
SAMUEL ZANDS	October 2005	Common	500,000
SARA ZANDS	October 2005	Common	500,000
378540 BC LTD (DAN JABOUR)	November 2005	Common	500,000
ROB WORKMAN	November 2005	Common	500,000
VITTORIA DE COTIIS	November 2005	Common	500,000
JODI NORMAN BALES	December 2005	Common	500,000
GTE COMPUTER SOLUTIONS, INC.	December 2005	Common	1,000,000
HECTOR FLETES Total Issued and Outstanding As of December 31, 2006	December 2005	Common	500,000 21,000,000

ITEM 5            INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, the Company may modify the extent of indemnification by individual contracts with its directors and officers; provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law; (ii) the proceeding was authorized by the Board of Directors of the Company; (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Nevada General Corporation law; or (iv) such indemnification is required to be made under the Bylaws.

PART F/S

FINANCIAL STATEMENTS

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors Paloma
Enterprises Inc Las Vegas, Nevada

We have audited the accompanying consolidated balance sheet of Paloma Enterprises Inc as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for the period from inception on August 11, 2005 through December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Paloma Enterprises Inc as of December 31, 2005 and the results of its consolidated operations and its cash flows for the period from inception on August 11, 2005 through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s recurring losses raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates Chartered

Moore & Associates Chartered
Las Vegas, Nevada
January 9, 2007

PALOMA ENTERPRISES INC.
Consolidated Financial Statements
Balance Sheet
For theYear ended December 31, 2005
(Stated in US Dollars)

As of
December 31
2005
ASSETS

CURRENT ASSETS
Cash and Cash Equivalents	$17,298
Total Current Assets	$17,298
FIXED ASSETS
Vehicles	$14,776
Equipment	$75,000
Depreciation	$(17,955)
TOTAL ASSETS	$89,119

CURRENT LIABILITIES
Accounts Payable	$8,862
Agreement Payable	$10,000
Total Current Liabilities	$18,862

LONG-TERM LIABILITIES
Loan from Directors	$19,213
Note Payable (GMC Truck)	$5,662
Line of Credit (Washington Mutual)	$6,601
TOTAL LIABILITIES	$50,338

STOCKHOLDERS' EQUITY
75,000,000 Shares Authorized 11,000,000 Shares
Issued @ $ 0.001	$11,000
Additional Paid in Capital- Party Production Rentals Inc.	$76,000
Net Income (Loss)	$(48,219)
TOTAL STOCKHOLDERS EQUITY	$38,781

TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$89,119

The accompanying notes are an integral
part of these financial statements.

PALOMA ENTERPRISES INC.
Consolidated Financial Statements
Statement of Operations
For theYear ended December 31, 2005
(Stated in US Dollars)

		From Inception
	Year ended	(August 11, 2005)
	December 31, 2005	to December 31, 2005

REVENUE
Sales	$289,975	$289,975
Refund-Allowances	$(4,049)	$(4,049)
Total Revenue	$285,926	$285,926

EXPENSES
Bank Charges	$5,144	$5,144
Interests Charges	$1,232	$1,232
Operating Expenses	$151,504	$151,504
Leases	$34,582	$34,582
Administrative Expenses	$97,679	$97,679
Legal Fees	$15,889	$15,889
Transfer Agent	$500	$500
Audit Fees	$3,500	$3,500
Depreciation	$17,955	$17,955
Payroll Taxes	$4,871	$4,871
Federal, Property and State Taxes	$1,289	$1,289
Total Expenses	$334,145	$334,145

Net Income	$(48,219)	$(48,219)

Basic & Diluted (Loss) Per Share	(0.004)	(0.004)

Weighted Average Number
of Shares Outstanding	$11,000,000	$11,000,000

The accompanying notes are an integral
part of these financial statements.

PALOMA ENTERPRISES INC.
Consolidated Financial Statements
STATEMENT OF STOCKHOLDER’S EQUITY
From Inception (August 11, 2005) to December 31, 2005
(Stated in US Dollars)

	Common Stock		Additional	Accumulated	Total
	Shares	Amount	Paid in	Deficit	Equity
			Capital

Founder Shares Issued @
par Value of$0.001	5,000,000	$5,000			$5,000

Shares Issued @ $0.001	6,000,000	$6,000			$6,000

Net Income (Loss) for period				$(48,219)	$(48,219)
Balance, December 31, 2005	11,000,000	$11,000		$(48,219)	$(37,219)

The accompanying notes are an integral
part of these financial statements.

PALOMA ENTERPRISES INC.
Consolidated Financial Statements
Statement of Cash Flows
For theYear ended December 31, 2005
(Stated in US Dollars)

		From Inception
	Year ended	(August 11, 2005)
	December 31, 2005	to December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income Before Taxes and Interest Charges	$(40,827)	$(40,827)
Adjustments to Reconcile Net Income to Net Cash Provided
by Operations:
Payroll Taxes	$(4,871)	$(4,871)
Federal, Property and State taxes	$(1,289)	$(1,289)
Interest Charges	$(1,232)	$(1,232)
Depreciation	$17,955	$17,955
Accounts Payable	$8,862	$8,862
Net Cash Provided By (Used in) Operating Activities	$(21,402)	$(21,402)

CASH FLOWS FROM INVESTING ACTIVITIES
Equipment	$(75,000)	$(75,000)
Vehicles	$(14,776)	$(14,776)
Net Cash Used in Investing Activities	$(89,776)	$(89,776)

CASH FLOWS FROM FINANCING ACTIVITIES
Share Capital	$11,000	$11,000
Additional Paid in Capital- Party Production Rentals Inc.	$76,000	$76,000
Loan From Directors	$19,213	$19,213
Agreement Payable	$10,000	$10,000
Line of Credit (Washington Mutual)	$6,601	$6,601
Nopte Payable (GMC).	$5,662	$5,662
Net Cash Provided By Financing Activities	$128,476	$128,476

CASH & EQUIVELENTS AT BEGINNING OF PERIOD	$-	$-
CASH & EQUIVELENTS AT END OF PERIOD	$17,298	$17,298

Non-Cash Activities
Shares issued in Lieu of Payment for Service	$-	$-
Stock issued for accounts payable	$-	$-
Stock issued for notes payable and interest	$-	$-
Stock issued for convertible debentures and interest	$-	$-
Convertible debentures issued for services	$-	$-
Warrants issued	$-	$-
Stock issued for penalty on default of convertible debentures	$-	$-
Note payable issued for finance charges	$-	$-
Forgiveness of note payable and accrued interest	$-	$-

The accompanying notes are an integral
part of these financial statements.

PALOMA ENTERPRISES, INC.
Notes to Financial Statements
From inception (August 11, 2005) to December 31, 2005
(Stated in U.S. Dollars)

NOTE 1 -	ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company, was organized in the state of Nevada on August 11, 2005. Paloma Enterprises, Inc is a full service party rental company. It has been serving clients and satisfying customers in southern California for over ten years. It operates a store in Chula Vista serving customers with party rental needs.

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, goods delivered, the contract price is fixed or determinable, and collectibility is reasonably assured.

c. Income Taxes

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to the deferred tax asset has been recorded. The total deferred tax asset is calculated by multiplying a 34% estimated tax rate by the items making up the deferred tax account, the NOL. The total valuation allowance is a comparable amount.

PALOMA ENTERPRISES, INC.
Notes to Financial Statements
From inception (August 11, 2005) to December 31, 2005
(Stated in U.S. Dollars)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

Foreign currency transactions are recorded at the rate of exchange on the date of the transaction. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are reported using the closing exchange rate. Exchange differences arising on the settlement of transactions at rates different from those at the date of the transaction, as well as unrealized foreign exchange differences on unsettled foreign currency monetary assets and liabilities, are recognized in the income statement.

Unrealized exchange differences on non-monetary financial assets (investments in equity instruments) are a component of the change in their entire fair value. For a non-monetary financial asset unrealized exchange differences are recognized in the income statement. For non-monetary financial investments unrealized exchange differences are recorded directly in Equity until the asset is sold or becomes impaired.

e. Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f. Assets

The company’s assets are composed as of December 31, 2005 of cash and equivalents for $17,298 and vehicles and equipment for $89,776.

Property and equipment are stated at cost. Depreciation is computed principally on the straight-line method over the estimated useful lives of the assets. The useful lives for buildings range from five to fifteen years, leasehold improvements range from two years to ten years – representing the applicable lease terms plus reasonably assured extensions, computer equipment and software range from two to three years, and furniture and equipment range from one to five years. Land is not depreciated. The accumulated depreciation as of December 31, 2005 is $17,955.

PALOMA ENTERPRISES, INC.
Notes to Financial Statements
From inception (August 11, 2005) to December 31, 2005
(Stated in U.S. Dollars)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As of
December 31
2005
ASSETS

CURRENT ASSETS
Cash and Cash Equivalents	$17,298
Total Current Assets	$17,298
FIXED ASSETS
Vehicles	$14,776
Equipment	$75,000
Depreciation	$(17,955)
TOTAL ASSETS	$89,119

Subsidiaries

On October 31, 2005 the Company entered into an agreement with the shareholders of Party Production Rentals, Inc. to acquire, and Shareholders are willing to exchange, all of the outstanding stock of the Company in exchange for common stock of the Party Production rentals, Inc.

The company has issued five million (5,000,000) common shares at par value ($ 0.001 p/share) to the shareholders of Party Production rentals, Inc. as part of the share exchange agreement. And additional ten million (10,000,000) shares will be issued by the Company to Party Production Rentals Inc. shareholders upon completion of the agreement in August of 2006.

Income represents all of the company’s revenue less all its expenses in the period incurred. The Company has, as of December 31, 2005 generated revenues for $285,926.

PALOMA ENTERPRISES, INC.
Notes to Financial Statements
From inception (August 11, 2005) to December 31, 2005
(Stated in U.S. Dollars)

		From Inception
	Year ended	(August 11, 2005)
	December 31, 2005	to December 31, 2005
REVENUE
Sales	$289,975	$289,975
Refund-Allowances	$(4,049)	$(4,049)
	$285,926	$285,926

The Company has paid expenses for $334,145 as of December 31, 2005.

The Company’s net income from August 11, 2005 (Inception) to December 31, 2005 was ($48,219).

PALOMA ENTERPRISES, INC.
Notes to Financial Statements
From inception (August 11, 2005) to December 31, 2005
(Stated in U.S. Dollars)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

		From Inception
	Year ended	(August 11, 2005)
	December 31, 2005	to December 31, 2005

EXPENSES
Bank Charges	$5,144	$5,144
Interests Charges	$1,232	$1,232
Operating Expenses	$151,504	$151,504
Leases	$34,582	$34,582
Administrative Expenses	$97,679	$97,679
Legal Fees	$15,889	$15,889
Transfer Agent	$500	$500
Audit Fees	$3,500	$3,500
Depreciation	$17,955	$17,955
Payroll Taxes	$4,871	$4,871
Federal, Property and State Taxes	$1,289	$1,289
Total Expenses	$334,145	$334,145

Net Income	$(48,219)	$(48,219)

Basic Income (Loss) Per Share

In accordance with SFAS No. 128-“Earnings Per Share”, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At December 31, 2005, the Company has no stock equivalents that were anti-dilutive and excluded in the earnings per share computation.

		From Inception
	Year ended	(August 11, 2005)
	December 31, 2005	to December 31, 2005
Net Income	$(48,219)	$(48,219)
Basic & Diluted (Loss) Per Share	(0.004)	(0.004)
Weighted Average Number
of Shares Outstanding	$11,000,000	$11,000,000

Cash and Cash Equivalents

PALOMA ENTERPRISES, INC.
Notes to Financial Statements
From inception (August 11, 2005) to December 31, 2005
(Stated in U.S. Dollars)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents.

As of December 31, 2005 the company holds $17,298 in its cash and equivalents account.

k. Liabilities

Liabilities are made up of current and long-term liabilities.

Current liabilities represent Accounts Payable for $19,213 and an agreement payable for $10,000 as part of the agreement between the Company and party production rentals Inc.

The Company’s long-term liabilities are made up of a note payable for vehicles for $9,810 and a line of credit with Washington Mutual for $11,315.

a) Authorized:

PALOMA ENTERPRISES, INC.
Notes to Financial Statements
From inception (August 11, 2005) to December 31, 2005
(Stated in U.S. Dollars)

75,000,000 common shares with a par value of $0.001

b) Issued:

As of December 31, 2005, there are eleven million (11,000,000) common shares issued and outstanding.

There are no preferred shares outstanding. The Company has issued nor authorized preferred shares.

In August of 2006, the company issued ten million (10,000,000) shares to complete the acquisition of Party Production Rentals, Inc. as part of their agreement.

As of November 17, 2006 there are twenty one million shares issued and outstanding.

NOTE 3 -	GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from this uncertainty.

PALOMA ENTERPRISES, INC.
Notes to Financial Statements
From inception (August 11, 2005) to December 31, 2005
(Stated in U.S. Dollars)

NOTE 3 -	GOING CONCERN (continued)

and upon future profitable operations from the development of acquisitions. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 -	SUBSEQUENT EVENTS

In August 2006 the Company completed the share exchange agreement to acquire party Production rentals Inc and issued the remaining ten million (10,000,000) common shares to the shareholders of Party Production Rentals Inc.

MOORE & ASSOCIATES, CHARTERED
                  ACCOUNTANTS AND ADVISORS
                             PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Party Production Rentals (A Sole Proprietorship)
Chula Vista, CA

We have audited the accompanying balance sheet of Party Production Rentals (A Sole Proprietorship) as of December 31, 2004, and the related statements of operations, stockholders’ equity and cash flows from January 1, 2004, through December 31, 2004, and the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Party Production Rentals (A Sole Proprietorship) as of December 31, 2004 and the results of its operations and its cash flows from January 1, 2004, through December 31, 2004 and the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s accumulated loss as of December 31, 2004 raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
November 6, 2006

PARTY PRODUCTION RENTALS
Balance Sheet

December 31
2004
ASSETS

CURRENT ASSETS
Cash and Cash Equivalents	$-
Total Current Assets	$-
FIXED ASSETS
Vehicles & Equipment	$136,582
Depreciation	$(122,320)
TOTAL ASSETS	$14,262

CURRENT LIABILITIES
Total Current Liabilities (Draws)

LONG-TERM LIABILITIES
Note Payable (GMC Truck)	$-
Line of Credit (Washington Mutual)	$10,953
TOTAL LIABILITIES	$10,953

CAPITAL
Owners's Capital	$16,562
Net Income (Loss)	$(13,253)
TOTAL CAPITAL	$3,309

TOTAL LIABILITIES & CAPITAL	$14,262

The accompanying notes are an integral
part of these financial statements.

PARTY PRODUCTION RENTALS
Statement of Operations

Year Ended
December 31, 2004
REVENUE
Sales	$233,416
Refund-Allowances	$-
$233,416
EXPENSES

Operating Expenses	$117,919
Depreciation	$2,300
Administrative Expenses	$9,504
Professional Fees	$3,691
Insurance	$16,436
Taxes & Licenses	$275
Utilities	$-
Wages	$59,719
Other Expenses	$36,825
$246,669

Net Income	$(13,253)

The accompanying notes are an integral
part of these financial statements.

PARTY PRODUCTION RENTALS
Statement of Cashflows

Year Ended
December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$(13,253)
Depreciation	$2,300
Current Liabilities
Net Cash Provided By (Used in) Operating Activities	$(10,953)

CASH FLOWS FROM INVESTING ACTIVITIES
Net Cash Provided By (Used in) Investing Activities	$-

CASH FLOWS FROM FINANCING ACTIVITIES
Net Cash Provided By (Used in) Financing Activities	$10,953

CASH & EQUIVELENTS AT BEGINNING OF PERIOD	$-
CASH & EQUIVELENTS AT END OF PERIOD	$-

The accompanying notes are an integral
part of these financial statements.

PARTY PRODUCTION RENTALS
NOTES TO FINANCIAL STATEMENTS For the year ended on
December 31, 2004

NOTE 1.           GENERAL ORGANIZATION AND BUSINESS

Party Production Rentals is a full service party rental company. The Sole proprietorship has been serving clients and satisfying customers in southern California for over ten years. It operates in a store in Chula Vista serving customer’s party rental needs.

NOTE 2.           SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES The relevant accounting policies and procedures are listed below. Accounting Basis

The statements were prepared following generally accepted accounting principles of the United States of America consistently applied.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

NOTE 3.           GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company has accumulated a loss and is new. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 4.           PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset.

The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable.

NOTE 5.           SEGMENT INFORMATION

Segment information is presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information. This standard is based on a management approach, which requires segmentation based upon the Company’s internal organization and disclosure of revenue based upon internal accounting methods.

NOTE 6.           OPERATING LEASES AND OTHER COMMITMENTS:

NOTE 7.           THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards and their effect on the Company.

SFAS 148          Accounting for Stock-Based Compensation-Transition and Disclosure

Amends FASB 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

SFAS 149          Amendment of Statement 133 on Derivative Instruments and Hedging Activities
This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement NO. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS 150           Financial Instruments with Characteristics of both Liabilities and Equity

This Statement requires that such instruments be classified as liabilities in the balance sheet. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

Interpretation No. 46 (FIN 46)
Effective January 31, 2003, The Financial Accounting Standards Board requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a continuing financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any such entities, and does not expect to do so in the foreseeable future.

The adoption of these new Statements is not expected to have a material effect on the Company’s financial position, results or operations, or cash flows.

NOTE 8.           ASSETS

The Company’s Assets are composed of cash in its bank account, equipment and the company’s vehicle.

Vehicles & Equipment	$136,582

Equipment and Vehicles are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 5 years for equipment and vehicles. Normal maintenance and repairs of equipments and vehicles are expensed as incurred, while major repairs that materially extend the useful live of these assets are capitalized.

Accumulated Depreciation	$122,320

NOTE 9.           LIABILITIES

Long Term Liabilities are composed of a Line of Credit for Washington Mutual with a balance of $10,953

Line of Credit (Washington Mutual)	$10,953

PART III

EXHIBITS

Exhibit Number	Description of Exhibits
3.1	Articles of Incorporation *
3.2	Bylaws, as amended*
4.1	Form of share certificate*
5.1	Consent of legal counsel**
10.1	Share exchange agreement, amended**
23.1	Consent of auditor for Paloma Enterprises Inc.**
23.2	Consent of auditor for Party Production Rentals Inc. **
23.3	Agreement, Carrera E-Commerce**
23.4	Lease, 657 Palomar Street**
23.5	Lease, Ford Credit**

* Incorporated by reference to the Company’s registration statement on Form 10-SB, filed with the Securities Commission on February 17, 2006.
** Filed Herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PALOMA ENTERPRISES, INC.
(Registrant)

Date: January 9, 2006
/s/ Abbie Zands
Mr. Abbie Zands, President